UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):

|_| Form 10-K      |_| Form 20-F       |_| Form 11-K
|X| Form 10-Q      |_| Form N-SAR      |_| Form N-CSR

For Period Ended: September 30, 2006

                   |_| Transition Report on Form 10-K
                   |_| Transition Report on Form 20-F
                   |_| Transition Report on Form 11-K
                   |_| Transition Report on Form 10-Q
                   |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:
 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained therein.

PART I -- REGISTRANT INFORMATION

                                  iParty Corp.
                                  ------------
                             Full Name of Registrant

                                       N/A
                                       ---
                            Former Name if Applicable

                          270 Bridge Street, Suite 301
                          ----------------------------
            Address of Principal Executive Office (Street and Number)

                           Dedham, Massachusetts 02026
                           ---------------------------
                            City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant completed its internal review process with respect to its fiscal period ended September 30, 2006 on the afternoon of November 14, 2006. Once that review process was completed the registrant had insufficient time left in the day to enable it to generate and timely transmit a Quarterly Report on Form 10-Q prior to 5:30 p.m. on November 14, 2006 so as to enable such report to be deemed by the SEC to be have been filed by the due date of such report. The Quarterly Report on Form 10-Q was filed via electronic transmission to the SEC subsequent to 5:30 p.m. on the evening of November 14, 2006 and was accepted by the SEC with an effective filing date of November 15, 2006. This Form 12b-25 (Notification of Late Filing) is been filed because although the Quarterly Report on Form 10-Q was transmitted for filing on the due date for such report (November 14, 2006), it was filed after the requisite time to enable it to be deemed to have been filed on the due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Patrick Farrell                  781                      329-3952
     ---------------                  ---                      --------
          (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Not applicable. The registrant's Quarterly Report on Form 10-Q with respect to the fiscal period ended September 30, 2006 has already been filed.

                                  iParty Corp.
                                  ------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2006           By:   /s/ Patrick Farrell
                                        -------------------------------------
                                        Patrick Farrell
                                  Title:President and Chief Financial Officer